UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-40280

EpicQuest Education Group International Limited

(Translation of registrant's name into English)

200 N. St. Clair Street, Suite 100, Toledo, OH 43604

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

At the annual meeting of shareholders of EpicQuest Education Group International Limited (the “Company”) held on October 21, 2024, the Company’s shareholders approved the creation of a new class of preferred shares. Specifically, the shareholders approved (a) an increase in the maximum number of shares the Company is authorized to issue to 41,500,000 shares, divided into (i) 31,500,000 ordinary shares with a par value of US$0.0016 each and (ii) 10,000,000 preferred shares with a par value of US$0.0016 each, and (b) related amendments to the Company’s Memorandum and Articles of Association through the adoption of an Amended and Restated Memorandum and Articles of Association (the “Amended and Restated Memorandum and Articles of Association”).

On November 14, 2024, the Company filed the Amended and Restated Memorandum and Articles of Association with the Registry of Corporate Affairs in the British Virgin Islands.

The summary of the amendments and the Amended and Restated Memorandum and Articles of Association set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended and Restated Memorandum and Articles of Association, a copy of which is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

This Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-258658 and 333-273948) and Form F-3 (File Nos. 333-264807 and 333-277859), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit	Description
3.1	Amended and Restated Memorandum and Articles of Association as amended and restated on October 21, 2024 and filed with the Registry of Corporate Affairs in the British Virgin Islands on November 14, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer

Date: June 26, 2025

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